[Letterhead of UnumProvident Corporation]

February 3, 2005

By Fax and EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	UnumProvident Corporation UnumProvident Financing Trust II UnumProvident Financing Trust III Registration Statement on Form S-3 File No. 333-121758

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UnumProvident Corporation, UnumProvident Financing Trust II, and UnumProvident Financing Trust III (collectively, the “Registrants”) hereby request the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 12:00 p.m., Washington, D.C. time, on February 7, 2005, or as soon thereafter as practicable. The Registrants also request the Commission to specifically confirm such effective date and time to the Registrants in writing.

The Registrants hereby acknowledge that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; (iii) they may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iv) they are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities and Exchange Commission

February 3, 2005

Securities Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Very truly yours, UnumProvident Corporation

/s/ Susan N. Roth
Name: Susan N. Roth Title: Vice President, Corporate Secretary and Assistant General Counsel

UnumProvident Financing Trust II
By:	UnumProvident Corporation, as Depositor

/s/ Susan N. Roth
By: Its:	Susan N. Roth Vice President, Corporate Secretary and Assistant General Counsel

UnumProvident Financing Trust III
By:	UnumProvident Corporation, as Depositor

/s/ Susan N. Roth
By: Its:	Susan N. Roth Vice President, Corporate Secretary and Assistant General Counsel